Exhibit 99.1

Nano Dimension Announces Important Business Updates:

The Company Plan for the Buy Back of Up to $200 Million of Shares Recently Commenced at Compelling Valuation Levels, Aiming to Improve Enterprise Value

A Second Advanced 3D Printer for Electronics Was Sold to an Existing Customer - a Leading Western Defense Agency

A Breakthrough in Materials – Nano Dimension Filed a Patent Application For INSU™ 200 – the Most Effective Additive Dielectric Material for Electronics Under Development for Years

Waltham, Mass., Feb. 28, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced a series of updates covering its repurchase plan, repeat customer success, and an R&D milestone.

Share buy-back

Nano Dimension’s previously disclosed share repurchase plan (the “Repurchase Plan”) recently commenced, allowing the Company to buy back up to $200 million worth of its American Depositary Shares (“ADSs”) until October 2024.

The Repurchase Plan authorizes the repurchase of ADSs, from time to time, in open market transactions, in privately negotiated transactions or in any other legally permissible way, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable Israeli law. The Company may repurchase all or a portion of the authorized repurchase amount. The Repurchase Plan does not obligate the Company to repurchase any specific number of the ADSs and may be suspended or terminated at any time.

Second machine sale – indicating a movement to higher manufacturing volumes

Nano Dimension announced the sale of a second advanced AME system, the DragonFly IV®, to a leading Western Defense agency, an existing customer, which has requested to remain anonymous.

With this purchase, Nano Dimension has partnered with and sold the DragonFly IV® to more than ten national defense organizations. Like other defense organizations, which include armies, navies, air forces, and government intelligence agencies, this most recent customer chose Nano Dimension based on the strategic advantages in leveraging AME and specifically the Company’s advanced industrial-level system, the DragonFly IV®. The benefits include intellectual property security, design freedom, and fast-tracked innovation.

R&D Milestone

Nano Dimension filed a patent application relating to INSU™ 200, a proprietary material, titled “Dielectric Ink Compositions and Uses Thereof” under the Paris Convention Treaty.

This material, or consumable as it is otherwise known, is part of the Company’s AME product suite, and is the first jettable ink capable of undergoing the commercial reflow process. It is critical for end-users’ applications, having improved thermal and mechanical properties, specifically the ability to undergo higher temperature and stress. Such advanced properties are necessary for printed applications to meet more demanding specifications in both commercial and defense fields. Nano Dimension designed this material with industry standards as a priority; thus, the improved properties meet reliability tests defined by IPC – the global trade associate for the electronics industry. It will be available to customers in April 2024.

Yoav Stern, Nano Dimension’s Chief Executive Officer and a Member of the Board of Directors, added: “For three years, I have been stating repeatedly that the news of advancement in material and processes will be the most important indications of breakthroughs in additive manufacturing, comparable to a BioTech company’s clinical testing success, but without the need for government agencies’ approval to validate them. This is one of a few expected achievements being announced today, and we hope for more to come, after years of ongoing R&D investments in AM and AME.

With these few announcements, we are pleased to share so many positive updates with our shareholders, all aiming to create shareholder value. The Repurchase Plan is a reflection of our constant assessment of the best uses of our capital. The follow-up second sale to such a quality customer demonstrates our continued success with the most demanding high mix designs manufacturing. The R&D material milestone speaks for itself. All in all – these are indications of the quality and commitment of Nano Dimension’s team members across the western continents, and an indication of expectations for more to come.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential for repurchases under the Repurchase Plan; the potential benefits therefrom; the Company’s plans to create shareholder value; the potential for the patent application to be approved; the potential benefits to be recognized from the DragonFly IV®; the expectation of more achievements to come; and the timing of availability of INSUTM 200 and its expected impact. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. There can also be no assurance that the patent application will be granted and, even if granted, it may be in a narrower scope than requested. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

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